Exhibit 99.3

Lufax Holding Ltd

陆金所控股有限公司

(A company incorporated in the Cayman Islands with limited liability)

(Stock code: 6623)

(NYSE Stock Ticker: LU)

LIST OF DIRECTORS AND THEIR ROLES AND FUNCTIONS

The members of the board (“Board”) of directors (“Directors”) of Lufax Holding Ltd are set out below.

Executive Directors

Mr. Yong Suk CHO (趙容奭) (Chairman and Chief Executive Officer)

Mr. Alston Peiqing ZHU (朱培卿)

Non-executive Directors

Mr. Yonglin XIE (謝永林)

Ms. Xin FU (付欣)

Mr. Shibang GUO (郭世邦)

Mr. Hui LIU (劉卉)

Independent non-executive Directors

Mr. Rusheng YANG (楊如生)

Mr. Weidong LI (李偉東)

Mr. David Xianglin LI (李祥林)

The table below provides membership information of the audit committee and the nomination and remuneration committee of the Board.

Board Committee	Audit Committee	Nomination and Remuneration Committee
Director

Mr. Yong Suk CHO (趙容奭)

Mr. Alston Peiqing ZHU (朱培卿)

Mr. Yonglin XIE (謝永林)

Ms. Xin FU (付欣)

Mr. Shibang GUO (郭世邦)

Board Committee	Audit Committee	Nomination and Remuneration Committee
Director

Mr. Hui LIU (劉卉)

Mr. Rusheng YANG (楊如生)	Chairman	Member

Mr. Weidong LI (李偉東)	Member	Chairman

Mr. David Xianglin LI (李祥林)	Member	Member

November 22, 2024

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